EXHIBIT 99.6

Proposed Board Observer, Confidentiality & Standstill Terms

(key terms; non-binding; for discussion purposes only)

Transaction Committee:

The Board of Directors (the “Board”) of DNB Financial Corp (the “Company”) shall formally constitute a Strategy Committee of the Board (the “Strategy Committee”), comprised of John Thornton and two other independent members of the Board.

The Board shall delegate to the Strategy Committee, to the fullest extent permitted by law, the full authority of the Board over the matters raised in the Reporting Persons’ Schedule 13D filed on January 17, 2019, including any proposed sale, merger, business combination or similar transaction involving the Company (a “Transaction”).

The Board shall have provided the Reporting Persons with a copy of the resolutions forming the Strategy Committee prior to the execution of definitive agreements.

Board Observer:

Abbott Cooper shall be appointed as an observer to the Board (the “Observer”), with the right to attend, in a non-voting, observer capacity: (1) all meetings of the Strategy Committee; and (2) such portions of each other Board or committee meeting where the matters delegated to the Strategy Committee (“Strategy Committee Matters”) are discussed, reviewed or decided upon.

If Abbott Cooper is unable to serve as an Observer for any reason, the Reporting Persons may designate a replacement who is reasonably acceptable to the Board.

Information Rights:

The Observer will be provided with copies of all notices, minutes, agendas, consents, presentations, memos and other material that are provided to Transaction Committee members or that are provided to Board members with respect to the Transaction Committee Matters, with omissions only (in the opinion of the Board’s counsel) to preserve attorney-client privilege or as required by law or regulation.

The Observer shall have the same access rights as a full member of the Board to the Company management and advisors, including any financial advisor engaged by the Board or the Transaction Committee with respect to a potential sale process.

Confidentiality:

The Reporting Persons shall agree to customary confidentiality protections over all materials provided to the Observer in his capacity as an Observer or raised at a Board or committee meeting attended by the Observer (the “Evaluation Material”) and shall agree not to use the Evaluation Material except to monitor and seek to enhance the value of the Reporting Persons’ investment in the Company.  These restrictions shall survive for 1 year after termination.

The Reporting Persons shall agree not to purchase or sell Company securities except during the Company’s trading window or as permitted by the Company’s Section 16 trading policies, which policies shall have been provided to the Reporting Persons.

Standstill:

The Reporting Persons shall (1) agree to a customary standstill consistent with Section 4 of the following: http://www.sec.gov/Archives/edgar/data/745981/000162828018013150/midsouth-bcmxboardobserver.htm; and (2) withdraw their books & records request.

Term:

This agreement shall terminate on the earlier to occur of: (1) the consummation of a Transaction in which shareholders of the Company own less than 50% of the surviving entity (or its ultimate parent company); (2) the Reporting Persons terminating the agreement after the 6-month anniversary of signing; (3) the Board terminating the agreement after the 18-month anniversary of signing; or (4) the Reporting Persons ceasing to beneficially own at least 5% of the Company’s issued and outstanding shares (excluding new issuances by the Company).

Expenses:

Company to reimburse the Reporting Persons’ reasonable and documented expenses in connection with this matter, as well as reasonable out-of-pocket expenses related to the Observers’ attendance at Strategy Committee and Board meetings.

Indemnity / Insurance:	The Company will indemnity the Observer to the same extent a director would be indemnified and shall be covered by the Company’s insurance applicable to directors and officers.